September 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE
Washington, D.C. 20549

Attn:	Howard Efron, Kristina Marrone

Re:	AA Mission Acquisition Corp. II

Registration Statement on Form S-1

Filed on August 22, 2025

CIK No. 0002075336

Ladies and Gentlemen:

On behalf of our client, AA Mission Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), we file herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 filed on August 22, 2025 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated September 4, 2025 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1.

Registration Statement on Form S-1 filed August 22, 2025

Summary

Implication of Holding Foreign Companies Accountable Act, page 23

1.	We acknowledge your response to prior comment 6. Please revise to clarify the meaning of your added disclosure on pages 24-25, which appears to suggest that PRC laws or regulations governing cash flows associated with the business combination, including shareholder redemption rights, will not apply if you are able to consummate an initial business combination with a non-PRC target company—and inversely that such laws or regulations will apply if you consummate an initial business combination with a PRC target company. In this regard, we note your disclosure on page 24 that you do not intend to enter into a business combination with a PRC target company. However, we also note your disclosure on page 17 and elsewhere that as a result of the significant ties of your executive officers and directors to China, you are more likely to acquire a company based in China.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 23, 25 and 110 of Amendment No. 1 in response to the Staff’s comment.

Summary of Risk Factors, page 55

2.	We acknowledge your response to prior comment 4 and reissue. Where you describe the significant regulatory, liquidity, and enforcement risks that the majority of your directors and officers being based in or having significant ties to China poses to investors, please revise to provide cross-references to the more detailed discussion of these risks in the prospectus.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 57 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

September 11, 2025

Capitalization, page 128

3.	We note that you are offering 10,000,000 Class A ordinary shares, but only show 9,347,686 Class A common shares subject to possible redemption in your Capitalization table. Notwithstanding the revisions you made to the dilution table in response to prior comment 7, please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 10,000,000 Class A common shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 54 of Amendment No. 1 to reflect all 10,000,000 Class A ordinary shares outside of permanent equity in the Capitalization table in response to the Staff’s comment. The Company has also made a conforming revision to the Summary Financial Data table on page 128 of Amendment No. 1.

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Please do not hesitate to contact Michael Blankenship at (713) 651-2678 with any questions or comments regarding this letter.

Sincerely,

/s/ Winston & Strawn LLP

Winston & Strawn LLP

cc:	Qing Sun, Chief Executive Officer, AA Mission Acquisition Corp. II